Exhibit 12(b)

FLORIDA POWER & LIGHT COMPANY
COMPUTATION OF RATIOS

	Years Ended December 31,				
	2003	2002	2001	2000	1999
	(millions of dollars)				

RATIO OF EARNINGS TO FIXED CHARGES

	2003	2002	2001	2000	1999
Earnings, as defined:					
Net income	$ 755	$ 732	$ 694	$ 622	$ 591
Income taxes	403	413	383	341	324
Fixed charges, as below	186	177	198	192	174
Total earnings, as defined	$1,344	$1,322	$1,275	$1,155	$1,089
Fixed charged, as defined:					
Interest charges	$ 173	$ 166	$ 187	$ 176	$ 163
Rental interest factor	8	8	6	7	3
Fixed charges included in nuclear fuel cost	1	3	5	9	8
Capitalized interest	4	-	-	-	-
Total fixed charges, as defined	$ 186	$ 177	$ 198	$ 192	$ 174
Ratio of earnings to fixed charges	7.23	7.47	6.44	6.02	6.26

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	2003	2002	2001	2000	1999
Earnings, as defined:					
Net income	$ 755	$ 732	$ 694	$ 622	$ 591
Income taxes	403	413	383	341	324
Fixed charges, as below	186	177	198	192	174
Total earnings, as defined	$1,344	$1,322	$1,275	$1,155	$1,089
Fixed charged, as defined:					
Interest charges	$ 173	$ 166	$ 187	$ 176	$ 163
Rental interest factor	8	8	6	7	3
Fixed charges included in nuclear fuel cost	1	3	5	9	8
Capitalized interest	4	-	-	-	-
Total fixed charges, as defined	186	177	198	192	174
Non-tax deductible preferred stock dividends	13	15	15	15	15
Ratio of income before income taxes to net income	1.53	1.56	1.55	1.55	1.55
Preferred stock dividends before income taxes	20	23	23	23	23
Combined fixed charges and preferred stock dividends	$ 206	$ 200	$ 221	$ 215	$ 197
Ratio of earnings to combined fixed charges and preferred stock dividends	6.52	6.61	5.77	5.37	5.53